CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Amendment No. 1 to the Registration Statement No. 000-50116 on Form 40-F of Silvermex Resources Inc. of our reports dated March 1, 2012 relating to the consolidated financial statements of First Majestic Silver Corp. and subsidiaries (“First Majestic”) and the effectiveness of First Majestic’s internal control over financial reporting for the year ended December 31, 2011 appearing in Exhibits 99.38, to this Amendment No. 1 to the Registration Statement on Form 40-F dated July 3, 2012.

Independent Registered Chartered Accountants
Vancouver, Canada
July 3, 2012